Exhibits 5.1 & 23.2



                          GOLDFARB, LEVY, ERAN & CO.
                                  Law Offices


                               October 23, 2002




Mind C.T.I. Ltd.
POB 144
Yokneam Yilit 20692
Israel



Dear Sirs:

     We refer to the Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), on behalf of Mind C.T.I. Ltd. (the "Company"), relating to 1,000,000 of the Company's Ordinary Shares, NIS 1.00 nominal value per share, to be issued upon the exercise of share options granted under the MIND C.T.I. Ltd. 1998 Share Option Plan and the Mind C.T.I. Ltd. 2000 Share Option Plan (the "Plans").

     We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

     As counsel for the Company, we have examined such corporate records, other documents, and such questions of Israeli law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, all necessary corporate proceedings by the Company have been duly taken to authorize the issuance of the shares pursuant to the Plans pursuant to Israeli law, and that the shares being registered pursuant to the Registration Statement, when issued in accordance with the Plans, will be duly authorized, validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as part of the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

                                  Very truly yours,



                                   /s/ Goldfarb, Levy, Eran & Co.

                                   Goldfarb, Levy, Eran & Co.